UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

TIDEWATER INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88642R109

(CUSIP Number)

Thomas Quinn / 307 West 38th Street, Suite 2003, New York, NY 10018 / (646) 593 8783

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31st, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88642R109	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moerus Capital Management, LLC 47-3262522
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,274,036
	6.	SHARED VOTING POWER 38,606
	7.	SOLE DISPOSITIVE POWER 2,312,642
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,312,642
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [n/a]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.60%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 88642R109	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Tidewater Inc

	(b)	Address of Issuer’s Principal Executive Offices 6002 Rogerdale Road, Suite 600, Houston, TX 77072-1655

Item 2.	(a)	Name of Person Filing Moerus Capital Management, LLC

	(b)	Address of the Principal Office or, if none, residence 307 West 38th Street, Suite 2003, New York, NY 10018

	(c)	Citizenship or Place of Organization Delaware

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 88642R109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 88642R109	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		2,312,642
(b)	Percent of class:		5.60%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	2,274,036
	(ii)	Shared power to vote or to direct the vote:	38,606
	(iii)	Sole power to dispose or to direct the disposition of:	2,312,642
	(iv)	Shared power to dispose or to direct the disposition of:	n/a

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [n/a] .

Instruction. Dissolution of a group requires a response to this item.

n/a

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Moerus Capital Management LLC (“Moerus”) does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients Moerus serves as investment adviser. Any and all discretionary authority which has been delegated to Moerus may be revoked in whole or in part at any time.

Not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Moerus.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

n/a

Item 8. Identification and Classification of Members of the Group.

n/a

Item 9. Notice of Dissolution of Group.

n/a

CUSIP No. 88642R109	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Moerus Capital Management LLC hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Moerus is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

By:	/s/ Thomas M Quinn
Name:	Thomas M Quinn
Title:	Chief Operating Officer

Date:	2/8/2022